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Filed by Versicor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No.: 000-31145
Subject Company: Versicor Inc.

The following press release was disseminated by Versicor Inc. and Biosearch Italia S.p.A. on July 31, 2001:

CONTACT:	Dov A. Goldstein, M.D. Versicor Inc. 510-739-3000 dgoldstein@versicor.com
E. Blair Clark (investors) Burns McClellan 212-213-0006 X18 bclark@ny.burnsmc.com

Versicor and Biosearch Italia Agree to Merge to Create an
International Biopharmaceutical Company Focused on Discovery, Development,
Manufacturing and Commercialization of Antibiotic and Antifungal Agents

        FREMONT, CALIFORNIA, and MILAN, ITALY, July 31, 2002; Versicor Inc (Nasdaq: VERS) and Biosearch Italia SpA (Nuovo Mercato: BIO) today announced that they have signed a definitive agreement and plan of merger whereby Biosearch will merge with and into Versicor in a stock-for-stock exchange valued at $260.7 million. This merger is expected to create an international biopharmaceutical company to discover, develop, manufacture and commercialize novel antibiotic and antifungal agents for tough-to-treat infections. With an experienced scientific and professional staff in California and Italy, as well as an Italian manufacturing subsidiary, the combined company will have a presence in North America and Europe, the two largest pharmaceutical markets. The combined company will have a pipeline of two Phase III product candidates (anidulafungin and ramoplanin), one Phase II product candidate (dalbavancin), one Phase I product candidate (BI-K0376), and numerous pre-clinical compounds in development. Following receipt of FDA and European regulatory approvals, the resulting company (which will temporarily keep the name Versicor) plans to directly commercialize anidulafungin and dalbavancin in North America and Europe.

        The merger agreement, which has been unanimously approved by the boards of directors of both companies, provides that Biosearch shareholders will receive 1.77 shares of newly-issued Versicor common stock in exchange for each Biosearch ordinary share. Based upon Versicor's stock price at the close of business yesterday, the exchange ratio results in an implied purchase price of $21.43 per share of Biosearch. Versicor will seek approvals for shares of the combined company to trade on both Nasdaq and the Nuovo Mercato.

        "We have been collaborating with Biosearch since February 1998. As a result of our four year collaboration, we are confident that our corporate cultures are a good match and that by merging we can more efficiently pursue our shared goal of bringing new antibiotic and antifungal agents to market," said George F. Horner III, chief executive officer of Versicor. "This merger creates a strong product pipeline, including worldwide ownership of our two leading product candidates, anidulafungin and dalbavancin, significant functional synergies, financial critical mass and a powerful research engine."

        As a result of the proposed transaction, the combined company expects to have a total of 47.8 million shares outstanding upon the closing, composed of 26.3 million currently outstanding shares of Versicor common stock and 21.5 million shares of Versicor common stock to be issued to Biosearch shareholders. The transaction is subject to approval by Versicor and Biosearch shareholders and to regulatory clearance, among other customary conditions. The transaction is expected to close early in the first quarter of 2003.

        Upon the closing of the merger, the board of directors will be chaired by James H. Cavanaugh, Ph.D. who is one of the four members from Versicor's current board of directors who will serve with four members from Biosearch's current board of directors. George F. Horner III, the current chief executive officer of Versicor, will continue to serve in that capacity. Claudio Quarta, Ph.D., the current chief executive officer of Biosearch, will serve as the chief operating officer. Francesco Parenti, Ph.D., the current president and chief science officer of Biosearch, will serve as the chief science officer, with global responsibility for discovery and pre-clinical development. Richard White, Ph.D., currently the chief scientific officer of Versicor, will serve as chief scientific officer, North America. Timothy J. Henkel, M.D., Ph.D., the current chief medical officer of Versicor, will continue to serve in that role. Constantino Ambrosio, current president of Biosearch Manufacturing Srl (a subsidiary of Biosearch), will serve as the chief of manufacturing. Dov A. Goldstein, M.D., the current chief financial officer of Versicor, will continue to serve in that capacity.

        "This merger is driven by the fact that each company has the same mission of developing antibiotics and antifungals for tough-to-treat infections, Versicor's intention to create a direct hospital sales force in North America, and Biosearch's intention to create a direct hospital sales force in Europe," said Claudio Quarta, Ph.D., chief executive officer of Biosearch. "Our mutual goal and respective regional facilities and expertise will enable us to increase our presence in the global markets."

        "This merger will also create a powerful research engine," said Francesco Parenti, Ph.D., the president and chief science officer of Biosearch. "In 1999, we formed a research collaboration with Versicor called BIOCOR to optimize anti-infective natural products from Biosearch's rich library of natural products and Versicor's expertise in combinatorial chemistry. This merger will allow us to accelerate this exciting avenue for the discovery of new anti-infective agents and give us the potential to leverage the rich chemical diversity of natural products into additional therapeutic areas through collaborations."

        Biosearch Italia SpA (www.biosearch.it) is a leading Italian biopharmaceutical company focused on the discovery, development and production of new antibiotics for the treatment of infectious diseases caused by multi-resistant micro-organisms (bacteria and fungi). Biosearch's discovery strategy is based on the high-throughput screening of its large and diversified library of microbial extracts, which can lead to the isolation of a drug candidate. Biosearch Italia has three products under clinical development, all of which were discovered in its research laboratories, including ramoplanin, dalbavancin and BI-K0376, which are in Phase III, Phase II and Phase I clinical trials, respectively.

        Biosearch was established in 1996 following a management buy-out of the Lepetit Research Center from Hoechst-Marion-Roussel. Biosearch has recently established a wholly-owned subsidiary, Biosearch Manufacturing Srl, to produce active ingredients.

        Versicor Inc. is a biopharmaceutical company committed to discovering, developing and commercializing novel, broad-spectrum antifungal and antibiotic agents with distinct competitive advantages. Its lead products, anidulafungin, a novel antifungal agent, and dalbavancin, a novel antibiotic licensed from Biosearch for the treatment of serious Gram-positive infections, are in the advanced stages of clinical development. Versicor's versatile research engine integrates industry-leading expertise in functional genomics, automated screening and combinatorial and medicinal chemistry. In addition, Versicor has extensive research and development collaborations with leading pharmaceutical and anti-infective development companies, such as Pharmacia Corporation, Novartis and Biosearch Italia.

        Versicor was advised by Lehman Brothers and Biosearch was advised by SG Cowen and Livolsi & Partners.

        Versicor will host a conference call later today at 10:00, AM Eastern Standard Time, (3:00 PM UK Time/4:00 PM Italian Time) to discuss further this proposed merger. To listen to the live or subsequently archived webcast, please go to the investor relations portion of Versicor's website at http://www.verscior.com. Please visit the site at least 10 minutes prior to start time to allow for any software downloads that may be required.

        This news release contains forward-looking statements that predict or describe future events or trends. The matters described in these forward-looking statements are subject to known (and unknown) risks, uncertainties and other unpredictable factors, many of which are beyond Versicor's control. Versicor faces many risks that could cause its actual performance to differ materially from the results predicted by its forward-looking statements, including the possibilities that: the shareholders of Versicor and Biosearch do not approve the merger; clinical trials might be delayed; the filing of any new drug applications might be delayed or cancelled; a filed application might be denied; clinical trials might indicate that a product candidate is unsafe or ineffective; the marketing of the product candidates in the U.S. and Europe will be subject to approval by the U.S. Federal Drug Administration and analogous European regulators, and the possibility that regulatory authorizations may not be obtained in the time-frames contemplated or at all; the failure to successfully market products domestically and internationally; difficulties or delays in manufacturing; possible legislation affecting pricing and reimbursement; exposure to product liability and other types of lawsuits; Versicor's ability to protect its intellectual property both domestically and internationally; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; regulatory changes pertaining to matters of corporate governance, independent directors and audit committees; changes in generally accepted accounting principles; growth in costs and expenses; and other items, including Versicor's ability to obtain the anticipated results and synergies from the proposed merger, and the efficient integration of the two companies; Versicor's ongoing proprietary and collaborative research might not yield useful results; contractual milestone payments may not be paid to Versicor as contemplated and its competitors might develop superior substitutes for its products or market them more effectively. Versicor's annual and quarterly reports with the U.S. Securities and Exchange Commission contain a fuller description of these and many other material risks to which Versicor is subject. Because of these risks, Versicor's actual results, performance or achievements may differ materially from the results, performance or achievements, expressed or implied by its forward-looking statements. Versicor assumes no responsibility to issue updates to the forward-looking matters discussed in this news release.

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        Versicor Inc. will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and the other relevant documents filed with the SEC because they will contain important information.

        You will be able to obtain the proxy statement/prospectus and other related documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Versicor Inc. free of charge by requesting them in writing from Versicor Inc. 34790 Ardentech Court, Fremont, California 94555, Attention: Investor Relations, telephone: (510) 739-3003.

        Versicor Inc. and Biosearch Italia S.p.A., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Versicor Inc. and Biosearch Italia S.p.A. in connection with the merger. Information about the directors and executive officers of Versicor Inc. and their ownership of Versicor Inc. shares is set forth in the proxy statement for Versicor Inc.'s 2002 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.

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Versicor and Biosearch Italia Agree to Merge to Create an International Biopharmaceutical Company Focused on Discovery, Development, Manufacturing and Commercialization of Antibiotic and Antifungal Agents